Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated March 12, 2010 with respect to the consolidated balance sheets of Harleysville National Corporation and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009 which are included in the Current Report on Form 8-K of First Niagara Financial Group, Inc. dated March 16, 2010 and incorporated by reference in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts”.
/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
March 16, 2010